[redacted]

08029095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: February 28, 2010
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SEC Mail Processing Section

FEB 29 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53395

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Rohatyn Associates LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue, 27th Floor
(No. and Street)

New York,	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay — (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Felix Rohatyn, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Rohatyn Associates LLC (the "Company") for the year ended December 31, 2007 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

February 27, 2008

Signature Date

President

Title

Subscribed and sworn
to before me this 27th
day of February 2008

ABBY A. GUNDERSEN
Notary Public, State Of New York
No 43-4852870
Qualified In Richmond County
Certificate Filed In New York County
Commission Expires February 10 2010

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of Rohatyn Associates LLC:

We have audited the accompanying statement of financial condition of Rohatyn Associates LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Rohatyn Associates LLC at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2008

ROHATYN ASSOCIATES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS		
CASH AND CASH EQUIVALENTS	$	212,311
FEES RECEIVABLE		732,722
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS—		
Less accumulated depreciation and amortization of $343,267		131,990
OTHER ASSETS		157,093
TOTAL ASSETS	$	1,234,116
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Commissions payable	$	200,001
Accounts payable and other liabilities		121,476
		321,477
COMMITMENTS		-
MEMBER'S EQUITY		912,639
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,234,116

See notes to statement of financial condition.

ROHATYN ASSOCIATES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2007

1. ORGANIZATION

Rohatyn Associates LLC (the "Company") was organized as a single member limited liability company under the laws of the State of New York. The Company provides investment banking and corporate finance services to domestic and international companies.

The principal business activity of the Company is to provide advisory services to clients engaged in mergers and acquisitions. The Company does not have any trading accounts, nor hold cash or securities for or on behalf of any customers.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority (formerly National Association of Securities Dealers).

The single member of the Company has agreed to provide additional funding as necessary in order for the Company to meet its regulatory capital requirements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—The Company defines cash and cash equivalents as cash and short-term highly liquid investments having maturities of 90 days or less from their acquisition date.

Furniture, Equipment & Leasehold Improvements—Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is determined using estimated useful lives of seven years. Leasehold improvements are amortized over the economic useful life of the improvement or the term of the lease, whichever is shorter.

Income Taxes—The Company is a single member limited liability company which is disregarded for Federal and New York State and City purposes. Accordingly, no provision for income taxes has been provided for by the Company.

Use of Estimates—The preparation of this statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Estimates, by their nature, are based on judgment and available information. Management believes that estimates utilized in preparation of this statement of financial condition are prudent and reasonable. Actual results could differ materially from those estimates.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and

penalties, accounting in interim periods, disclosure, and transition. In January 2008, the FASB issued Staff Position No. 48-b, Effective Date of FASB Interpretation No. 48 for Nonpublic Enterprises, which effectively extends the effective date for nonpublic entities in adopting FIN No. 48. The Company has elected this deferral as of December 31, 2007, and does not believe that the adoption of FIN No. 48 will have a material impact on the Company's statement of financial condition.

During September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 applies to all financial instruments that are being measured and reported on a fair value basis. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company will adopt SFAS No. 157 beginning in 2008. The Company does not believe that the adoption of SFAS No. 157 will have a material impact on the Company's statement of financial condition.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Measurements, including an amendment to FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value, which should improve financial reporting by reducing volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This statement does not eliminate disclosure requirements included in other accounting standards; including requirements for disclosures about fair value measurements included in SFAS No. 157, and SFAS No 107, "Disclosures about Fair Value of Financial Instruments." SFAS No. 159 is effective for the Company's fiscal year beginning January 1, 2008, with earlier adoption permitted on condition that the provisions of SFAS No. 157 are simultaneously adopted. The provisions of SFAS No. 159 are to be applied prospectively. The Company does not believe that the adoption of SFAS No. 159 will have a material impact on the Company's statement of financial condition.

4. COMMITMENTS

Leases - The Company leases office space under a noncancelable lease expiring on December 31, 2008. In addition to base rental, the Company is also subject to additional costs incurred by the landlord. The minimum rental commitment under this lease for 2008 is $155,820.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $86,051, which was $64,620 in excess of its required net capital of $21,431, as amended. The Company's ratio of aggregate indebtedness to net capital was 3.7 to 1.

6. CONCENTRATION

The company has accounts receivable from only two clients. Though these amounts are unsecured, the Company does not anticipate any losses relating to these receivables since these are from major business enterprises that are credit-worthy and established.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2008

Rohatyn Associates LLC
280 Park Avenue
New York, New York 10017

Dear Sirs:

In planning and performing our audit of the financial statements of Rohatyn Associates LLC (the "Company"), as of and for the year ended December 31, 2007 (on which we issued our report dated February 27, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above, except as noted below:

The Company improperly recognized certain expenses in the current accounting period. This resulted in the overstatement of expenses. A post year end review of the Company's expense accounts resulted in adjustments to the Company's accounting records. This condition was considered in determining the nature, timing and extent of the procedures in our audit of the financial statements of the Company as of and for the year ended December 31, 2007. As of the date of this report, the Company has taken corrective action to remediate the material weakness, and has corrected its December 31, 2007 financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the matter noted above, which we consider to be a material inadequacy, as defined above, the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the member, the Securities Exchange Commission, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END